Exhibit 99.1

17 September 2021

BURFORD CAPITAL LIMITED

Notification of Transactions by Persons Discharging Managerial Responsibilities

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, provides the following notification of transactions by persons discharging managerial responsibilities ("PDMRs") with respect to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan (the "NED Plan").

On September 15, 2021, each of the following Non-Executive Directors of Burford was granted ordinary shares in the capital of Burford under the NED Plan, as compensation for his/her services as a director. The relevant number of shares was calculated based on the average per share closing price on September 10, September 13 and September 14, 2021 on the New York Stock Exchange and London Stock Exchange, being $10.77 and £7.881877, respectively.

PDMR	Reference share price	Number of shares awarded	Shareholding following the grant
Robert Gillespie	£7.881877	2,308	2,308
Hugh Steven Wilson	$10.77	4,575	279,575
Andrea Muller	$10.77	2,288	2,288
Charles Parkinson	£7.881877	2,308	10,308
John Sievwright	£7.881877	2,308	12,308

A Notification of Dealing Form for each of the transactions mentioned above is included at the end of this announcement.

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.

Notification of dealing form
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Robert Gillespie

2	Reason for the notification

a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Burford Capital Limited
b)	LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
b)	Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan

c)	Price(s) and volume(s)	Price	Volume
		£7.881877	2,308
d)	Aggregated information — Aggregated volume — Price	Price	Aggregated Volume
		£7.881877	2,308

e)	Date of the transaction	September 15, 2021
f)	Place of the transaction	Outside a trading venue

Notification of dealing form
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Hugh Steven Wilson

2	Reason for the notification

a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Burford Capital Limited
b)	LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
b)	Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan

c)	Price(s) and volume(s)	Price	Volume
		$10.77	4,575
d)	Aggregated information — Aggregated volume — Price	Price	Aggregated Volume
		$10.77	4,575

e)	Date of the transaction	September 15, 2021
f)	Place of the transaction	Outside a trading venue

Notification of dealing form
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrea Muller

2	Reason for the notification

a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Burford Capital Limited
b)	LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
b)	Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan

c)	Price(s) and volume(s)	Price	Volume
		$10.77	2,288
d)	Aggregated information — Aggregated volume — Price	Price	Aggregated Volume
		$10.77	2,288

e)	Date of the transaction	September 15, 2021
f)	Place of the transaction	Outside a trading venue

Notification of dealing form
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charles Parkinson

2	Reason for the notification

a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Burford Capital Limited
b)	LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
b)	Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan

c)	Price(s) and volume(s)	Price	Volume
		£7.881877	2,308
d)	Aggregated information — Aggregated volume — Price	Price	Aggregated Volume
		£7.881877	2,308

e)	Date of the transaction	September 15, 2021
f)	Place of the transaction	Outside a trading venue

Notification of dealing form
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Sievwright

2	Reason for the notification

a)	Position/status	Non-Executive Director
b)	Initial notification/ Amendment	Initial

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Burford Capital Limited
b)	LEI	549300FUKUWFYJMT2277

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument	Ordinary shares of nil par value
	Identification code	GG00BMGYLN96
b)	Nature of the transaction	Grant of ordinary shares under the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan

c)	Price(s) and volume(s)	Price	Volume
		£7.881877	2,308
d)	Aggregated information — Aggregated volume — Price	Price	Aggregated Volume
		£7.881877	2,308

e)	Date of the transaction	September 15, 2021
f)	Place of the transaction	Outside a trading venue